CORECOMM[sm]

CoreComm Strategy

First Truly Converged Phone Company

- Bundled phone / Internet / data services,
- Sold to residential and business customers,
- With “internet-centric” distribution
- Over both smart build and fiber direct networks
- To achieve low cost, high rate of return on investment

COREcomm[sm]

Market Forces

- ~$200 Billion U.S. market
  - 50% willing to convert
- Unbundled local loop allows creative approach
  - Rapid rollout & broad reach
  - Efficient capital deployment
  - High rates of return
- Internet useful as both product and process
- Residential market untouched

CORECOMM℠

Smart Build Network



Switch / IP Gateway
Colo
Colo
Colo
City Fiber Ring
Colo
Home
MDU
BIZ
Leased Copper/ DSL
Colo
Colo
Colo

CORECOMM

Smart LEC Advantages

- Capital Efficient
  - Lower overall cost
  - Success-led
- Attractive margins; control the customer
- Rapid rollout (6-12 mos.)
- Residential and business reach

Competitive Advantage

- Faster / larger telephone reach than cable
- ILEC can't bundle as well
- Other new entrants focused on business only
- Low-cost Internet-centric operations
- Local loop network via fiber provides killer app at the appropriate time

CORECOMM[sm]

CoreComm Smart LEC

- CoreComm has perfected new technique:
  - low colo's to start, build to suit later
  - packages force all activations "in footprint"
  - 85% "on net" achievable, no trapped investment
  - migrating res customers not an issue

Market Deployment

Current

- Chicago
  Cleveland
  Columbus
  Detroit

2000

- New York
  Boston
  Philadelphia

Potential
2001 - 2003

- Baltimore
  Washington
  Milwaukee
- +27 markets
- SBC;
  Bell South;
  US West

CORECOMM[sm]

The Residential Opportunity


Business
Residential
~$100 billion
10-20
~$100 billion
1-2
Market Size
# of CLECS
Market Size
# of CLECS

Source: Based on FCC data and Company estimates

Residential Bundle - eChat

- Simple, attractive offer: Telephone + Internet for price of telephone alone
- $25 to $39 per month minimum plus additional features and usage
- Targets Internet customers:
  - spend more, $10-$15 higher average
  - convert to high speed, $30-$40 for DSL

CORECOMM

NTL -- February 1996


For £8.87
BT lets you talk.
For £8.87
we give you something
to talk about.
VH-1
QVC
ITV
CableTel
The telephone company worth watching
01582 610 700

CORECOMM

“Internet-Centric”

- Every customer will be an Internet customer
- On-line:
  – sales, sign-up & provisioning
  – feature selection
  – billing
  – customer care / MAC
- Lowers costs, speeds rollout

CORECOMM[sm]

Business Bundle - CorePack

- Bundled Package for 5-15 lines
  - telephone, internet, local calls, LD, v-mail
  - $55.95 per month per line
  - DSL for high speed, $125-$350 per month

- Integrated T-1 for 15-50 lines
  - telephone, data, internet bundle
  - $1500 - $2500 min per account
  - web services too

COREcomm[sm]

CORECOMM[sm]

Attractive Economics

Capex / Line	Tel & Int	w/ DSL
Switching & Facilities	$300	– $300
Provisioning / set-up	75	– 75
Internet and Other	25	– 350
	$400	– $725

Monthly Revenue / Line	Low	High	
Telephony	$50	– $65	
Internet / DSL	0	– 35	
Total	$50	– $100	
Gross Profit	$25	– $60	(50-60% margin)
EBITDA	$12	– $40	(25-40% margin)
Annualized EBITDA	$144	– $480	
Unlevered Return	36%	– 66%	

Sample Market Economics
($ in Millions)

	Cleveland, Ohio
• Total Telephone Lines	1,700,000
– Sample Penetration	6%
– Access Lines (Res & Bus)	100,000
– Total Revenue	$ 80 mm
– EBITDA	$ 28 mm
• Total Investment	$ 55 mm

– Initial Capex: $6.5 million

CORECOMM

Current Telephony Customer Base

Switch Market	Current Access Lines(1) Res	Bus	Total	Current Penetration Res	Bus	2005E Penetration Res	Bus
Cleveland	18,900	14,500	33,400	1.6%	2.7%	6%	7%
Columbus	16,400	5,500	21,900	2.2%	1.8%	6%	7%
Philadelphia	500	137,300	137,800	NM	4.1%	6%	7%
Chicago	4,520	10,400	14,920	0.1%	0.6%	6%	7%

(1) Q3 Actual. Local Lines only. Excludes 18,800 dedicated lines and long distance lines.

Gross Additions


Residential
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
8,750
9,400
11,800
10,250
Q1
Q2
Q3
2001E
Avg/Q


Business
25,000
20,000
15,000
10,000
5,000
0
16,050
21,450
24,550
19,425
13,100
17,150
17,280
9,525
2,950
4,300
7,250
9,900
ATX
COMM
Q1
Q2
Q3*
2001E
Avg/Q

* ATX Q3 additions normalized for Verizon strike. Actual additions for Q3 were 8,126. September additions were 5,760.

Residential Marketing

	Q3 2000 Gross Adds by Channel
Referral	42%
Core.com	20%
Direct Mail	14%
Telesales	14%
Other	10%
Total	100%

Acquisition Costs:	Current	Q4 Target	Projected
Total Sales & Marketing/ Gross Add	$240 (includes branding)	$170	$120

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www.core.com Implementation

	March	June	Sept
% of gross adds	9%	15%	23%
Hits / Day	51,871	75,438	181,804
1st time visitors	50,800	57,463	59,118
E-mails answered	1,058	2,143	4,406
Avg. response time (min)	9.4	7.8	6.0

CORECOMM[sm]

On-Net and Migration
(Cleveland & Columbus)

	Res	Bus
• Initial target on-net percentage	65%	75%
• Q3 ‘00 additions - % on-net	38%	70%
• Total customers - in footprint	67%	69%
• Total off-net customers remaining	28,095	15,746
• # of additional collocations to reach approximately 85% in footprint	9	

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Recent Acquisitions

CoreComm Pro Forma for Acquisitions

($ in Millions)

	CoreComm	Voyager.net	ATX	Pro Forma Combined
Revenue (Q3 annualized)	$73	$74	$153	$300
Residential Local Access Lines	44,230			44,230
Business Local Access Lines	61,960		137,300	199,260
Internet Subscribers	99,000	358,000	4,600	461,600

CORECOMM[sm]

ATX Overview

- Same strategy, business focus
- Mid-Atlantic region, strong sales experience
- “Integrated T” approach
  - – web hosting and ASP services too
- 137,000 local access lines
- $161 million revenues, breakeven EBITDA

CORECOMM[sm]

Voyager.net Overview

- Largest ISP in Great Lakes region
- 360,000 subscribers
- Significant network (200 POPs)
- Superior Internet management
- $75 million revenues; $12 million EBITDA

Economics of Internet Subscribers

Voyager.net:

Subs	Revenue	EBITDA
360,000	$75 mm	$12 mm

CoreComm / Voyager:

	% Pen.	RGU's	Rev. / Sub/Mo	Annual Revenue	EBITDA
Telephony	25%	90,000	$60	$ 65 million	
DSL	25%	90,000	$40	$ 43 million	
				$108 million	$40 million

Acquisition Multiple (excluding subscriber growth):

	at Acquisition	Pro Forma
Revenue	2.7x	1.1x
EBITDA	17.1x	3.9x

CORECOMM[sm]

CoreComm
Direct Fiber Strategy

CORECOMM[SM]

“Killer App” Local Loop Network

- Rapid Deployment
  - Within CoreComm existing cities
  - Telephone & Internet gateway available
  - MDU targets -- available metro fiber
- Compelling economics, service control
- Strategic Partners - Cisco, IBM, Corning

Smart Build Network


Switch / IP Gateway
Colo
Colo
Colo
City Fiber Ring
Colo
Home
MDU
BIZ
Leased Copper/ DSL
Colo
Colo
Colo

CORECOMM

Fiber Direct Network



Switch / IP Gateway
MDU
MDU
City Fiber Ring
Colo
Colo
BIZ
BIZ
Colo
Home
MDU
BIZ
Leased Copper/ DSL

Summary of System Costs

- Deployments costs
  - Per premise: $503
  - Per subscriber: $658 (10 Mbps data)
- Total cost per customer
  - $1,900 to $2,400 (today)
  - 30% to 40% penetration
- Significant declines expected

CORECOMM[sm]

Summary

- Attractive Economics
- Achievable Plan
- Components in Place
- Early-Mover Advantage

CORECOMM[sm]